# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Angel Studios, Inc., CIK 0001865200
CUSIP: 034948109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 295 W Center St., Provo, Utah (UT), 84601
Date of event which requires filing of this statement: 09/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002085918

## Reporting persons
- Gigafund 1, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,459,882; sole dispositive power 0; shared dispositive power 19,459,882; aggregate amount beneficially owned 19,459,882 (19.48% of the class)
  Comment: The percentage of class is calculated based upon 99,910,315 shares of Class A common stock ("Class A Shares") outstanding as of September 11, 2025, as reported on the Issuer's Current Report on Form 8-K ("Form 8-K") filed with the Securities & Exchange Commission ("SEC") on September 16, 2025.
- Gigafund 1 GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,459,882; sole dispositive power 0; shared dispositive power 19,459,882; aggregate amount beneficially owned 19,459,882 (19.48% of the class)
  Comment: The percentage of class is calculated based upon 99,910,315 Class A Shares outstanding as of September 11, 2025, as reported on the Issuer's Form 8-K filed with the SEC on September 16, 2025.
- Luke Nosek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 19,459,882; sole dispositive power 0; shared dispositive power 19,459,882; aggregate amount beneficially owned 19,459,882 (19.48% of the class)
  Comment: The percentage of class is calculated based upon 99,910,315 Class A Shares outstanding as of September 11, 2025, as reported on the Issuer's Form 8-K filed with the SEC on September 16, 2025.
- Stephen D. Oskoui: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 191,155; shared voting power 19,459,882; sole dispositive power 191,155; shared dispositive power 19,459,882; aggregate amount beneficially owned 19,651,037 (19.64% of the class)
  Comment: The reported securities represent 19,513,386 Class A Shares and 137,651 Class A Shares issuable upon conversion of shares of Class B common stock ("Class B Shares") that the Reporting Person has an option to acquire. The percentage of class is calculated based upon 99,910,315 Class A Shares outstanding as of September 11, 2025, as reported on the Issuer's Form 8-K filed with the SEC on September 16, 2025, as increased by the 137,651 Class A Shares issuable upon conversion of Class B Shares.

## Item 1. Issuer
Name of issuer: Angel Studios, Inc.
Address of issuer's principal executive offices: 295 W Center St., Provo, Utah, 84601

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Gigafund 1, LP ("LP")
(ii) Gigafund 1 GP, LP ("GP" and together with LP, the "Gigafund Holders")
(iii) Luke Nosek ("Mr. Nosek")
(iv) Stephen D. Oskoui ("Mr. Oskoui")
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Gigafund Management Company, LLC, 555 E. 5th Street #3127, Austin, TX 78701.
Citizenship: See responses to row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The Class A Shares are directly held (i) 19,459,882 Class A Shares by LP and (ii) 53,504 Class A Shares by Mr. Oskoui. In addition, Mr. Oskoui has an option to acquire 137,651 Class B Shares which are convertible one for one into Class A Shares.

The percentage of class calculations are based on 99,910,315 Class A Shares outstanding as of September 11, 2025, as reported on the Issuer's Form 8-K filed with the SEC on September 16, 2025, and, in the case of Mr. Oskoui, an additional 137,651 Class A Shares issuable upon exercise of his option and conversion of the acquired Class B Shares.

GP is the general partner of LP. Collectively, Mr. Nosek and Mr. Oskoui control all voting and investments decisions with respect to securities held by the Gigafund Holders. Accordingly, Mr. Nosek and Mr. Oskoui may each be deemed to beneficially own the Class A Shares directly held by LP, provided that, the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of September 17, 2025, by and among the Reporting Persons.

## Signatures
- Gigafund 1, LP: /s/ Lemuel Anaejionu, Lemuel Anaejionu / Authorized Signatory, By: Gigafund 1 GP, LP, its general partner (09/17/2025)
- Gigafund 1 GP, LP: /s/ Lemuel Anaejionu, Lemuel Anaejionu / Authorized Signatory (09/17/2025)
- Luke Nosek: /s/ Luke Nosek, Luke Nosek (09/17/2025)
- Stephen D. Oskoui: /s/ Stephen D. Oskoui, Stephen D. Oskoui (09/17/2025)